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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-69506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REALCADRE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 LAFAYETTE ST, 5th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW RMS

OATH OR AFFIRMATION

I, RYAN WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REALCADRE LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CATHERINE CASE
Notary Public - State of New York
No. 01CA6324550
Qualified in Kings County
My Commission Expires May 11, 2019

Catherine Case

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RealCadre LLC

Statement of Financial Condition

December 31, 2017

Contents

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
RealCadre LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 23, 2018

RealCadre LLC

Audited Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 4,402,447
Receivable from parent	931,839
Prepaid expenses and other assets	251,240
Employee Loans	247,576
TOTAL ASSETS	$ 5,833,102

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 278,352
TOTAL LIABILITIES	278,352
MEMBER'S EQUITY	5,554,750
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,833,102

See Accompanying Notes to Financial Statement

Notes to Financial Statement
For the year ended December 31, 2017

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015 RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements and does not take custody of securities.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The accompanying financial statement has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").

The preparation of the financial statement in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts. Actual amounts could differ from these estimates.

b) Revenue Recognition
The Company earns offering fees as a placement agent in connection with the offering of units in real estate investment vehicles. Revenues are recorded when (i) all engagement terms have been satisfied and (ii) the offering fee is not subject to contingencies.

c) Stock-based Compensation
The Company measures and recognizes compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options at fair value using the Black-Scholes option pricing model. Stock-based compensation for employees is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the vesting period of the grant.

d) Fair Value of Financial Instruments
The recorded amounts of the Company's cash, receivable from parent, other assets, accounts payable and accrued expenses approximate their fair values, principally based on the short-term nature of these items. The carrying value of the employee loans approximates their fair value due to the stated interest rates approximating market interest rates.

3. Cash

The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

4. Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated based on historical performance and projections of trends. Receivables are written off when management determines they are uncollectible. As of December 31, 2017, the amount of total accounts receivable amounted to $30,231, which was included in other assets in the statement of financial condition and were deemed collectible.

Notes to Financial Statement
For the year ended December 31, 2017

5. Related Party Transactions

(a) Employee Loans

The Company issued loans to employees during 2015. At December 31, 2017, the Company is due $247,576 from employees, which is presented in Employee Loans on the Statement of Financial Condition. Interest rates on employee loans range from .40% to 1.53%. At December 31, 2017, accrued interest of $8,049 is included in Employee Loans as presented on the Statement of Financial Condition. One of the Employee Loans is due from a former employee of the Company, which is secured by shares still owned at the Parent Company.

(b) Due from Parent

The Company and its Parent are involved in an expense sharing agreement. At December 31, 2017, the Company was due $931,839 from the Parent for payments made on behalf of the Parent relating to the expense sharing agreement.

6. Income taxes

RealCadre LLC is a wholly owned, disregarded entity of Quadro Partners, Inc., a corporation. The tax obligations of Real Cadre LLC are passed through to their owners and are not the responsibility of the single member LLC. As a result, Real Cadre, LLC is not required to provide for an Income Tax provision.

7. Capital

Prior to the merger (see Note 1), RCI had 27,250,000 shares of common stock authorized, of which 12,000,000 issued and outstanding (the "RealCadre Common Stock") and 13,991,867 shares of preferred stock authorized, of which 2,991,867 were designated Series A and were fully issued and outstanding (the "RealCadre Preferred Stock"). Additionally, RCI granted a total of 1,719,897 options to purchase common stock, of which 417,618 were designated restricted stock grants, (the "RealCadre Options") under its 2015 Stock Option Plan (the "RealCadre Plan"), which were granted at various dates from December 2014 through May 2015.

Effective with the merger, the outstanding RealCadre Common Stock and RealCadre Preferred Stock were converted into such equivalent shares of the Parent. Additionally, with the merger, the Parent assumed the options granted under the RealCadre Plan that were outstanding immediately prior to the effective time of the merger (the "RealCadre Plan Options"). Upon assumption, each RealCadre Option converted into an option to purchase shares of the Parent's common stock, subject to the same terms and conditions as originally issued. No additional grants of equity awards under the RealCadre Plan were permitted following the closing of the merger.

During 2017, there were no RealCadre Options exercised or cancelled. 626,495 RealCadre Options remain outstanding at December 31,2017.

Notes to Financial Statement
For the year ended December 31, 2017

7. Capital (Continued)

Additionally during 2017, 592,814 options to purchase common stock of the Parent were issued ("Parent Option") and no restricted stock grants of the Parent ("Parent Restricted Stock Grant") were issued. During the year, 57,728 Parent Options were cancelled due to employee terminations. 34,946 Parent Options were exercised and 0 Parent Restricted Stock Grants were exercised during the year.

8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. Newly Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Notes to Financial Statement
For the year ended December 31, 2017

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $4,124,095, which was $3,874,095 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 6.75%. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

11. Subsequent Events

There were no material subsequent events which affected the amounts or disclosures in the financial statement.